Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Isos Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated January 20, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements as of Isos Acquisition Corporation as of December 31, 2020 and for the period from December 29, 2020 (inception) through December 31, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-252283) of Isos Acquisition Corporation.

/s/ Marcum llp

Marcum llp

Houston, TX

March 2, 2021